Exhibit 99.1

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) –CVM Code No. 24406
Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

NOTICE TO THE MARKET - UPDATE ON CORPORATE REORGANIZATION -

FINAL AMOUNT OF THE CASH-OUT OPTION

Banco Inter S.A. (“Inter” or “Company”) communicates to its shareholders, following the information disclosed in the Material Facts of April 15, 2022, May 12, 2022, notices to the market of April 20 and 29, 2022, May 23, 2022 and June 1, 2022 and the Notices to the Shareholders of May 12, 2022 and June 13, 2022, as follows.

Final Amount of the Cash-Out Option

The final amount to be paid to shareholders who opted for Cash-Out Option is of R$ 39.18, considering the amount of thirty-eight reais and seventy cents (R$38.70), corresponding to the economic value per preferred and/or common share issued by Inter, established under the terms of the Cash-Out Report, updated according to CDI rate variation calculated between the date of the Reorganization EGM, May 12, 2022, and the date for the effective Cash-Out payment on June 20, 2022.

Access to Information and Documents

Inter will keep its shareholders and the market in general informed about the Corporate Reorganization, in accordance with the applicable regulations.

Additional information may be obtained from Inter’s Investor Relations Department, via the e-mail address ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG or on Inter’s website (http://ri.bancointer.com.br).

Belo Horizonte, June 15, 2022.

HELENA LOPES CALDEIRA

CFO and Investor Relations Officer

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